Amendment
to
Agreement and Plan of Merger

This Amendment to Agreement and Plan of Merger is made and entered into as of August 15, 2011 (this “Amendment”), by and between Glu Mobile Inc., a Delaware corporation (“Acquiror”), and Foundation 9 Entertainment, Inc., a Delaware corporation (“Parent”).

Recitals

A. On August 2, 2011, Acquiror, Parent, Granite Acquisition Corp. and Griptonite, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”). The capitalized terms used and not otherwise defined herein have the respective meanings given to them in the Merger Agreement.

B. The Merger Agreement contains certain obligations of Acquiror to issue after the Closing shares of its common stock to Parent upon the occurrence of certain events, as further described therein.

C. Pursuant to the rules and regulations of The NASDAQ Stock Market, Acquiror is required to obtain stockholder approval prior to issuing securities in connection with the acquisition of the stock or assets of another company if the number of shares of common stock to be issued by Acquiror is or will be equal to or in excess of 20% of the number of shares of common stock of Acquiror outstanding immediately prior to entering into the agreement to issue such securities.

D. Pursuant to Acquiror’s obligations under the Merger Agreement, Acquiror could potentially be required to issue after the Closing a number of shares of its common stock, when added together with the Closing Shares already issued in the Merger, that would exceed 20% of its outstanding shares immediately prior to entering into the Merger Agreement.

E. Section 5.1 of the Merger Agreement provides that the Merger Agreement may be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquiror and Parent.

F. Each of Acquiror and Parent desires to amend certain terms of the Merger Agreement as specifically set forth below.

Now, Therefore, in consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Section 1.13(a)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows (revised language in italics):

“In the event that the Company Net Working Capital as reflected on the Company Net Working Capital Certificate is less than the Company Net Working Capital as reflected on the Acquiror WC Certificate by more than $25,000 (such surplus amount in excess of $25,000, a “Company Net Working Capital Surplus”), Acquiror shall, subject to the limitation set forth in Section 6.3(b)(x)(D), promptly (subject to the review and dispute rights set forth below) issue and deliver to Parent a valid stock certificate in the same form as the existing certificate representing additional shares of Acquiror Common Stock equal to such Company Net Working Capital Surplus based on a $5.00 per share price (which additional             shares of Acquiror Common Stock shall also be deemed Base Shares, shall constitute Registrable Shares and shall be included on the Registration Statement, but none of such             shares shall be held in the Escrow Account), and”

2. Section 6.3(b)(viii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows (revised language in italics):

“Indemnification hereunder (with recovery therefor as set forth below in this Section 6.3(b)(viii)) shall be the sole and exclusive remedy for any breach of any representation or warranty made by Acquiror or Sub in Section 3.7 (SEC Filings; S-3 Eligibility), Section 3.15 (Financial Statements), Section 3.17 (Compliance with NASDAQ Continued Listing Requirements) or Section 3.19 (No Integrated Offering) (collectively, the “Liquidity Representations”) and any breach of any of the covenants or agreements made by Acquiror or Sub in Section 4.2 (Form S-3 Registration Statement), Section 4.4 (Form 8-K and Form 8-K Amendment), Section 4.13 (Stock Certificates), Section 4.14 (Stock Exchange Listing) or Section 4.15 (Future SEC Filings; NASDAQ Compliance) (collectively, the “Liquidity Covenants” and, together with the Liquidity Representations, the “Liquidity Representations and Covenants”). Acquiror shall, subject to the limitation set forth in Section 6.3(b)(x)(D), satisfy all of its indemnification payment obligations pursuant to this Section 6.3(b)(viii) by issuing and delivering to the applicable Parent Indemnified Person shares of Acquiror Common Stock in a value equal to the applicable Indemnifiable Damages, which shares shall be valued based on the volume-weighted average price of the Acquiror Common Stock on The NASDAQ Global Market for the ten (10) trading days ending on the trading day that is two (2) trading days prior to the date of such issuance and payment (the “then-current trading price”), provided, however, that the maximum recovery of the Indemnified Persons with respect to the foregoing shall be a number of shares of Acquiror Common Stock equal to the number of Closing Shares (after giving effect to any working capital adjustment pursuant to this Agreement and including the original number of Escrow Shares) plus 1,250,000 incremental shares of Acquiror Common Stock (but for the avoidance of doubt, any shares of Acquiror Common Stock delivered after the Closing by Acquiror or Parent to pay or satisfy indemnification claims pursuant to this Article 6 shall not increase or decrease such maximum amount); provided, further, that in the event of any breach of any of the covenants or agreements made by Parent in Section 4.2 that primarily contributes to one of the foregoing claims, Acquiror shall satisfy its indemnification payment obligations (in respect of such claim only) in shares of Acquiror Common Stock based on a $5.00 per share price rather than on the then-current trading price. For the avoidance of doubt, in no event shall any recovery or recoveries with respect to Acquiror’s indemnification obligations pursuant to this Article 6, other than with respect to the following matters, exceed the value of the Closing Shares (after giving effect to any working capital adjustment pursuant to this Agreement and including the original number of Escrow Shares) plus 1,250,000 incremental shares of Acquiror Common Stock (with each of such shares (including the Closing Shares and such incremental shares) deemed to have a value of $5.00 per share, except for the limited indemnification purposes where they are valued at the then-current trading price as described above in this Section 6.3(b)(viii)) (but for the avoidance of doubt, any shares of Acquiror Common Stock delivered after the Closing by Acquiror or Parent to pay or satisfy indemnification claims pursuant to this Article 6 shall not increase or decrease such maximum amount): Indemnifiable Damages (A) caused by fraud or intentional misrepresentation by Acquiror or Sub or (B) arising out of or resulting from (x) any breach of any Acquiror Tax Covenants or (y) any Included Liabilities; it being understood that such 1,250,000 incremental shares of Acquiror Common Stock (as described above) are only available for the limited indemnification purpose set forth in this Section 6.3(b)(viii).”

3. Section 6.3(b)(x) of the Merger Agreement is hereby amended and restated in its entirety to read as follows (revised language in italics):

“(A) Acquiror shall satisfy all of its indemnification payment obligations pursuant to this Article 6 (1) to the extent (and only to such extent) permitted by Section 6.3(b)(x)(D), by issuing and delivering to the applicable Parent Indemnified Person shares of Acquiror Common Stock in a value equal to the applicable Indemnifiable Damages, which shares shall in all cases be deemed to have a value of $5.00 per share except as set forth in Section 6.3(b)(viii), and each such share shall be a Registrable Share for the purposes of this Agreement, and (2) if required by Section 6.3(b)(x)(D), by payment of cash.

“(B) Subject to Section 6.3(b)(x)(D) and the other terms and limitations set forth in this Article 6, including the maximum amounts set forth above in the other subsections of this Section 6.3(b), Acquiror shall satisfy all of its indemnification payment (including, for the avoidance of doubt, payment by issuance of additional shares of Acquiror Common Stock) obligations hereunder as follows (and the satisfaction of Acquiror indemnification payment (including, for the avoidance of doubt, payment by issuance of additional shares of Acquiror Common Stock) obligations under this Article 6 by delivery of shares of Acquiror Common Stock shall be counted and credited toward): first, by issuing and delivering up to the original number of Escrow Shares, second, by issuing and delivering up to the number of Base Shares (after giving effect to any working capital adjustment pursuant to this Agreement) other than Escrow Shares, third, by issuing and delivering up to the number of Closing Shares (other than Base Shares), and thereafter, solely with respect to Section 6.3(b)(viii), by issuing and delivering up to the 1,250,000 incremental shares of Acquiror Common Stock referenced therein; provided that for the avoidance of doubt, any shares of Acquiror Common Stock delivered after the Closing by Acquiror or Parent to pay or satisfy indemnification claims pursuant to this Article 6 shall not increase or decrease any such number; provided, however, that nothing herein shall limit the amount of recovery by the Parent Indemnified Persons (or Acquiror’s indemnification obligations) under this Article 6 for (i) Indemnifiable Damages caused by fraud or intentional misrepresentation by Acquiror or Sub or (ii) Indemnifiable Damages arising out of or resulting from (A) any breach of any Tax Covenants or (B) any Included Liabilities.

“(C) For the avoidance of doubt, the parties acknowledge, understand and agree that any             shares of Acquiror Common Stock that Acquiror may be obligated to deliver in order to pay or satisfy any indemnification payment obligations pursuant to this Article 6 (including in the case of any “recovery” by a Parent Indemnified Person described above in this Section 6.3(b)) shall be in addition to the Closing Shares delivered by Acquiror at the Closing and any shares issued or issuable in connection with a working capital adjustment pursuant to Section 1.13.”

“(D) If the provisions of Section 1.13 and the other provisions of Article 6 (or any other provision of this Agreement) would entitle Parent to be issued and delivered pursuant to this Agreement (including the Closing Shares) more than an aggregate of 11,407,934 shares of Acquiror Common Stock (the “Maximum Issuance Amount”), then in lieu of issuing and delivering shares of Acquiror Common Stock in excess of the Maximum Issuance Amount (such shares that would otherwise be issuable but for this Section 6.3(b)(x)(D), the “Excess Shares”), Acquiror shall pay to Parent cash in an amount equal to $5.00 per each such Excess Share, except in the case of indemnification pursuant to Section 6.3(b)(viii) only where Acquiror shall pay to Parent cash in an amount equal to the then-current trading price (as defined in Section 6.3(b)(viii)) per each such Excess Share. It being understood, and the parties acknowledge, understand and agree, that upon actual receipt by Parent of cash in lieu of each Excess Share from Acquiror pursuant to this Section 6.3(b)(x)(D), such cash shall be credited as a share (or the value thereof) toward the limitations on liability in this Article 6 expressed as a share amount (or the value thereof), as applicable. For purposes of clarification, immediately prior to entering into the Merger Agreement, Acquiror had 57,039,675 shares of Acquiror Common Stock issued and outstanding (the “Outstanding Amount”), and the Maximum Issuance Amount of 11,407,934 shares is equal to one share less than 20% of the Outstanding Amount.”

4. The definition of “Included Liabilities” in Exhibit A attached to the Merger Agreement is hereby amended and restated in its entirety to read as follows (revised language in italics):

““Included Liabilities” means (a) all Liabilities with respect to all employees of the Company as of the Closing Date (including, without limitation, each Continuing Employee and the individual set forth on Exhibit F-1 attached hereto), including Liabilities with respect to any such individual arising under or relating to (i) any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely of the Company (without regard to recent modification to cause it to be such) or any other such “employee benefit plan” as to contributions due to such plan for the pay period in which the Closing Date occurs, (ii) any other “employee benefit plan,” employee benefit program, or employee benefit agreement, in each case solely of the Company, or (iii) change of control of the Company or the individual’s termination of employment with Parent, the Company or any of their respective Affiliates, (b) the Liabilities described in Exhibit S to this Agreement, (c) all Liabilities arising after the Closing to the extent not satisfied by the Company under that certain lease dated as of November 5, 2007, by and among Parent, the Company and Marymoor Warehouse Associates, LLC, as a successor in interest to Mastro Willows 2, LLC, with respect to the premises located at 12421 Willows Road NE, Kirkland, Washington and (d) all Liabilities related to the D&T Engagement Letter. None of the Included Liabilities shall be deemed (i) a current liability of the Company as of the Closing Date for purposes of Section 1.13 of this Agreement or the definition of “Company Net Working Capital” under this Agreement or (ii) an “Excluded Liability” under this Agreement.”

5. The following covenant is added as new Section 4.17 of the Merger Agreement:

“4.17 Fees and Expenses Related to Audit of Company. Acquiror acknowledges and agrees that it is responsible for the payment of all fees and expenses related to that certain engagement letter, dated as of August 9, 2011, by and between Parent and Deloitte and Touche LLP relating to the audit of certain financial statements of the Company, as the same may be amended from time to time, provided that such engagement letter and any amendment thereto has been reviewed and consented to by Acquiror (which consent will not be unreasonably delayed, conditioned or withheld) (the “D&T Engagement Letter”). In furtherance of such obligation, Acquiror agrees to either (i) promptly reimburse Parent in full for any fees and expenses that Parent pays to Deloitte and Touche LLP pursuant to the D&T Engagement Letter or (ii) if permitted by Deloitte and Touche LLP, pay Deloitte and Touche LLP directly for any fees and expenses owed to Deloitte and Touche LLP pursuant to the D&T Engagement Letter.”

6. Except as expressly modified by this Amendment, all terms of the Merger Agreement shall remain unmodified and in full force and effect. In any case of any conflict between any term and/or condition of this Amendment and any term and/or condition of the Merger Agreement, the terms and/or conditions of this Amendment shall prevail, precede, govern and supersede such conflicting terms and/or conditions.

7. The Merger Agreement and the documents and instruments and other agreements specifically referred to in the Merger Agreement or delivered pursuant thereto, together with this Amendment, (a) constitute the entire agreement among the parties with respect to the subject matter thereof and hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter thereof and hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of the Merger Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Sections 4.2, 4.3, 4.4, 4.6, 4.13, 4.14, 4.15 and 4.17 of the Merger Agreement are intended to benefit certain holders of Registrable Shares (as set forth therein) and Article 6 of the Merger Agreement and Sections 2, 3, 4 and 5 of this Amendment are intended to benefit Indemnified Persons) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided therein.

8. This Amendment will be governed and construed by the law designated for the interpretation and construction of the provisions of the Merger Agreement.

9. No modification of this Amendment shall be of any force or effect unless made in writing and signed by each of Acquiror and Parent.

10. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

In Witness Whereof, the parties hereto have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Glu Mobile Inc.

By: /s/ Niccolo M. de Masi
Name: Niccolo M. de Masi
Title: CEO

Foundation 9 entertainment, Inc.

By: /s/ Steven L. Sardegna
Name: Steven L. Sardegna
Title: EVP, CFO